UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 7, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), except for the information in the sections of the attached media release entitled “Media Call” and “Webcast details.”

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
December 7, 2016
Media Release
Investor Day 2016
Zurich, December 7, 2016 - In October 2015, we presented our strategy and our plans to reinforce our position as a leading private bank and wealth manager, with strong investment banking capabilities. In our search for growth, we said that we would take a balanced approach between our presence in large, established and wealthy mature markets and faster growing emerging markets, where significant wealth is being created but with higher volatility. We believe that this strategy will generate significant value for our shareholders over time.
Looking ahead, we are confirming today our medium-term 2018 PTI target for the affluent, mature Swiss market and are also confirming our Wealth Management targets both in the emerging markets of Asia Pacific (APAC) and other emerging economies, grouped in our International Wealth Management (IWM) division.
In addition, given the challenging market conditions that we are facing, we are adjusting down our targets related to our markets and trading activities in APAC and to our Asset Management activities in IWM.
In parallel, we are increasing our Group cost savings target, designed to make our bank more resilient through the cycle and providing significant potential upside for our shareholders when conditions improve.
Delivering on our strategic objectives
Since the last Investor Day on October 21, 2015, we have made significant progress against the strategic objectives we set out to achieve.
Costs. We have significantly reduced our fixed cost base, with CHF 1.6 billion1 of net savings expected to be achieved in the first year of our strategic plan. In 9M16, we exceeded the end-2016 net cost savings target of CHF 1.4 billion that we announced last year. Today, we are increasing our end-2018 cost reduction target to create further positive operating leverage.
Profitable growth. By focusing on our Ultra-High-Net-Worth Individual (UHNWI) and entrepreneur clients, we have been able to attract significant NNA and to materially grow our AuM in challenging markets. We will continue to invest in attractive growth opportunities and in strengthening our controls, leveraging our global platform as we have demonstrated in 2016. Over time, we expect these investments to generate significant, sustainable returns for our shareholders.
Right-sizing Global Markets (GM). We have substantially completed the right-sizing of our GM activities, lowering risk and reducing capital consumption while investing selectively and preserving our key client franchises across Equities and Fixed Income.
Capital. We are maintaining a disciplined approach to capital management, allocating capital to higher-returning, less volatile activities while strengthening our capital ratios through the disciplined management of RWA and leverage exposure. In the Strategic Resolution Unit (SRU), we have significantly reduced capital and balance sheet usage with a 35% reduction in RWA (excluding operational risk) in one year and have achieved this with lower-than-expected exit costs to our shareholders. We had a look-through CET1 capital ratio of 12%– our strongest reported level – at end-3Q16. This represents an improvement of 180 bp compared to end-3Q15.

End-2018 targets
We are increasing our Group cost savings target, confirming our PTI target for the Swiss Universal Bank (SUB) and confirming our Wealth Management PTI targets for APAC and IWM. Given the challenging market conditions that we are facing, we are adjusting down our PTI targets related to our trading and markets activities in APAC and to our Asset Management activities in IWM. In parallel, we are raising our Group cost savings target to increase resilience and create potential upside for shareholders when conditions improve.
Increasing end-2018 operational leverage target
During 2016, we have made significant progress in reducing our operating cost base while investing in growth businesses and improving our control framework. We expect to exceed our cost reduction targets with a projected CHF 1.6 billion of net cost savings by end-2016.1 This is an outperformance with respect to the amount of cost savings achieved by many of our peers in similar cost reduction programs during the first year after announcement.2
We are today lowering our target operating cost base for 2018 from below CHF 18 billion to below CHF 17 billion. We are increasing our total net cost savings target from CHF 3.2 billion to greater than CHF 4.2 billion by end-2018 as we maintain momentum with further cost saving measures.
Importantly, in parallel with these cost saving initiatives, we are continuing to make investments in people and in technology to strengthen our client franchises in all divisions.
End-2018 divisional PTI targets
Since last year’s Investor Day, two key developments have impacted the way we think about our 2018 targets: (i) since we started operating under our new divisional structure, we have been able to develop many new growth and efficiency initiatives at a granular level; and (ii) we have seen major changes in the market environment and political outlook, which have negatively impacted the market-dependent portion of our targets.
This has led us to reassess certain targets we set for 2018. Today, we are reaffirming our targets across our Wealth Management businesses for 2018, together with our return targets for GM, while adjusting downward our targets for those activities most impacted by reduced trading flows and lower levels of market activity. For the SRU, we are updating our 2018 guidance and providing guidance for 2019.
• SUB: After a strong performance in 9M16, PTI target of CHF 2.3 billion confirmed for 2018.
• IWM: PTI target adjusted to CHF 1.8 billion to reflect lower performance fees in Asset Management.
• APAC: PTI target adjusted to CHF 1.6 billion, with Wealth Management target unchanged at CHF 0.7 billion and APAC Investment Banking PTI target adjusted downwards to reflect the impact of lower market volumes and capital markets activity.
• GM: 10-15% return on regulatory capital3 confirmed for 2018.
• IBCM: 15-20% return on regulatory capital3 for 2018.
• SRU: Pre-tax loss of USD 1.4 billion by 2018 and USD 0.8 billion by 2019.
Given the unsupportive market conditions we are facing, the realization of our profit objectives plan is now more geared to the delivery of cost reductions, over which we have greater control than revenue growth. This also leaves us with potential upside, should market conditions improve.
Strengthening our capital position
Building a strong capital position is a core objective of our strategy. We have made notable progress towards this goal in 2016 and will continue to prioritize balance sheet strength going forward. Our look-through CET1 capital ratio improved by 180 bp to 12% as of end-3Q16 compared to end-3Q15, the strongest level ever achieved by the Group. We are confirming our target CET1 capital ratio of over 13% pre-Basel 3 uplift beyond 2018, which corresponds to approximately 11%4 post regulatory recalibration beyond 2018. Our look-through CET1 leverage ratio improved by 60 bp to 3.4% as of end-3Q16 compared to end-3Q15. We are targeting a look-through CET1 leverage ratio of over 3.5% in 2018.
Divisional summary
The Swiss Universal Bank (SUB) division is performing well. It achieved three consecutive quarters of adjusted* PTI growth year on year – up 25% on a reported basis and 8%5 on an adjusted* basis in 9M16 compared to 9M15 – driven by resilient revenues across the franchise and effective cost initiatives. We delivered a return on regulatory capital3 of 18% on a reported basis and 15% on an adjusted* basis for 9M16. We are continuing to systematically implement our efficiency measures that are targeted at realizing additional net cost savings over CHF 200 million over the next two years to end-2018. We will continue to invest in enhancing our digital capabilities and processes within our multi-channel strategy. We have also identified further concrete growth initiatives targeted at delivering revenue growth of 1-3% per annum, subject to market conditions. Against this backdrop, we are confirming our PTI target for the division of CHF 2.3 billion for end-2018. We remain on track with the preparations for the planned partial IPO of Credit Suisse (Schweiz) AG in the second half of 2017, market conditions permitting6. Further guidance on this legal entity will be provided in 2Q17.
International Wealth Management (IWM) is making significant progress in delivering robust revenue trajectory and strong NNA generation in challenging markets. Private Banking achieved strong NNA of CHF 15.2 billion in 9M16 and an annualized growth rate of 7%7 in spite of the continued negative impact of regularization. This compares to an annualized growth rate of 0.5% in the same period of 2015. We continued to service our clients’ financing needs, resulting in net new lending of CHF 3.1 billion in 9M16. Our success in serving our strategic client base was reflected by a significant increase in net revenues for this client group at higher gross margins in 2016. In Asset Management, PTI rose 20% on a reported basis and 22% on an adjusted* basis in 9M16 on the back of higher global management fees, solid asset inflows and efficiency gains. Cost efficiencies across IWM were used to fund investments in growth, with the recruitment of 170 RMs8 in 9M16, as well as investments in the regional alignment of the Risk and Compliance function. Our target PTI for end-2018 has been adjusted to CHF 1.8 billion from CHF 2.1 billion, reflecting lower performance fees in Asset Management. Progress is expected to be achieved through continued growth in our leading Emerging Markets franchises9, while capitalizing on the operating leverage of our business in Europe which is expected to grow PTI by around CHF 150 million in 2018. Additionally, we expect Asset Management to grow PTI by over CHF 200 million in 2018. IWM is expected to deliver growth while actively managing risk and balancing growth investments with efficiency gains.
Our integrated model in Asia Pacific (APAC) showed growth momentum with our UHNWI and entrepreneur clients, leading to good revenue growth and attractive returns in 2016 despite challenging market conditions. Credit Suisse is a top-3 private bank in APAC10 and our Wealth Management business increased its net revenues by 10% in 9M16 compared to 9M15 and reported record AuM of CHF 169 billion at end-3Q16. We remain committed to serving this core client base with differentiated, advisory-led solutions, supported by access to our leading Equities franchise. Underwriting and Advisory net revenues increased 35% in 9M16 compared to 9M15 and Credit Suisse currently has a no. 1 share of wallet in APAC ex-Japan among international banks11. Recognizing the slower market environment, we have adjusted our PTI targets, with a slower pace of growth. We are confirming our PTI target for wealth management connected activities of CHF 0.7 billion by end-2018, and we are adjusting our PTI target for the division to CHF 1.6 billion. Going forward, we aim to create additional operating leverage through a program of efficiency measures across the business. APAC remains a priority and core focus for the Group, driven by the continued wealth creation and business growth in our UHNWI and entrepreneur client base.
Investment Banking & Capital Markets (IBCM) has delivered improved operating results while continuing to invest in growth opportunities. We have rebalanced our product mix towards M&A and ECM, resulting in share of wallet gains12 and top-5 market positions12 across our core products for 9M16. We are continually optimizing our client mix to increase our focus on investment grade corporate clients and have also leveraged our global platform to meet the growing client demand for cross-border expertise in both developed and Emerging Markets. Our aim is to generate a return on regulatory capital3 in the range of 15-20% by end-2018.
In Global Markets (GM), we have a number of leading client franchises and we have worked hard to defend them through a year of significant restructuring. We were able to retain top positions in our core businesses, with particular strength in the Americas. With the execution of our accelerated restructuring substantially completed, GM is operating below its end-2016 RWA ceiling of USD 60 billion and approaching its end-2018 target cost base of USD 5.4 billion. Our focus is now shifting to driving revenues and to better capitalize on collaboration opportunities with IWM, IBCM and APAC. At the same time, we are striving to improve operating leverage while operating below our capital ceilings (assuming RWA of USD 60 billion and leverage exposure of USD 290 billion) to achieve a return on regulatory capital3 of 10-15% by end-2018.
In our Strategic Resolution Unit (SRU), we have deleveraged rapidly and reduced leverage exposure by USD 51 billion and RWA by USD 19 billion (excluding operational risk) compared to end-4Q15, and we exited businesses through a wide range of transactions at favorable costs of around 1% of RWA, which is lower than our long-term guidance of 2-5%. This has freed up capital to reinvest in growth businesses in order to support our client activities. By end-2019, our target is to realize a pre-tax loss of approximately USD 0.8 billion and to reduce capital consumption by approximately 80%.
Conclusion
One year into the implementation of our plan, we believe that our strategy is working. We aim to continue to attract assets and improve the quality of our Wealth Management offering as well as using our strong investment banking capabilities to serve our clients. Since 1856, Credit Suisse has been at the forefront of partnering with entrepreneurs both in developed and emerging markets. This is a deep tradition that we intend to continue. We see material upside in being able to provide our target entrepreneur clients with an integrated wealth management and investment banking approach.
We have made strong progress in reducing costs, with the expected delivery of CHF 1.6 billion1 of net savings in 2016, thus increasing our operating leverage. A core objective of our strategy is to make the bank both more profitable and more resilient. In parallel, we have continued to invest in expanding our business and have generated profitable growth in our core client franchises, where AuM increased by CHF 62 billion in Wealth Management as of end-3Q16 compared to end-3Q15.
We are determined to stay focused on our key priorities of disciplined execution, profitable growth and the strengthening of our capital position. By 2018, we expect Credit Suisse to benefit from the measures we have put in place to create increased operational leverage, with a powerful core business generating a high-quality and more predictable earnings stream as the SRU shrinks.
In the course of 2016, we have taken a number of difficult but important steps that lay the foundations for a stronger, more resilient Credit Suisse in the future. As a result, we believe that we are well positioned to grow profitably and produce long-term value for our shareholders.

Information for media
Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
Information for investors
Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
The Investor Day media release and presentation slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/investorday. Details of the agenda and the webcast are on page 5 of this media release.
Note: All references to 2018 PTI, operational leverage and return on regulatory capital targets are on an adjusted* basis. These adjusted targets are non-GAAP financial measures. A reconciliation of the targets to the nearest GAAP measures is unavailable without unreasonable efforts. The reconciling items include any future goodwill impairment, litigation charges and other revenue and expense items included in our reported results but excluded from our adjusted results, which is unavailable on a prospective basis.
Agenda
Time	Topic	Speaker
08:00	Registration	All
08:30	Welcome & Progress Update	Tidjane Thiam, Group CEO
09:15	Global Markets	Brian Chin, CEO GM
09:45	Coffee break
10:15	Swiss Universal Bank	Thomas Gottstein, CEO SUB
10:45	Asia Pacific	Helman Sitohang, CEO APAC
11:15	International Wealth Management	Iqbal Khan, CEO IWM
11:45	Investment Banking & Capital Markets	Jim Amine, CEO IBCM
12:15	Lunch
13:15	Financials and capital / Strategic Resolution Unit	David Mathers, Group CFO
14:00	Wrap-up of the Day	Tidjane Thiam, Group CEO
14:05	Q&A Session	All

Media call
Date	Wednesday, December 7, 2016
Time	07:30 GMT / 08:30 CET
Speakers	Tidjane Thiam, Chief Executive Officer of Credit Suisse Group This presentation will be given in English.
Telephone	United Kingdom +44 1452 583 087 Switzerland +41 44 583 16 09 United States +1 866 629 00 58 Conference passcode: 33284540
Q&A session	Following the presentation, you will have the opportunity to ask the speakers questions.
Note	We recommend that you dial in approximately
10 minutes before the start of the presentation. After entering the passcode, you will be automatically connected to the conference. Due to regional restrictions, some participants may receive Operator assistance when joining this conference call and will not be automatically connected.
Documents	All documentation will be available on credit-suisse.com/investorday
Playbacks	United Kingdom +44 1452 550 000 Switzerland +41 44 580 34 56 USA +1 866 247 42 22 Encore dial in passcode 33284540 A replay of the media call will be available during the day.
Webcast details
Date	Wednesday, December 7, 2016
Time	08:30 GMT / 09:30 CET
Webcast	Live broadcast online at: www.credit-suisse.com/investorday The presentation will be given in English.
Telephone	Switzerland: +41 44 580 71 50 Europe: +44 145 232 2090 US: +1 917 512 0900 Conference passcode: 2118727
Note	Due to the large volume of callers expected, we recommend that you dial in approximately
10 minutes before the start of the presentation.
After entering the passcode, you will be automatically connected to the conference.
Due to regional restrictions, some participants may receive operator assistance when joining the conference call and will not be automatically connected.
Documents	All documentation will be available on credit-suisse.com/investorday
Playbacks	A replay of the webcast will be available approximately 5 hours after the end of the event.

Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1 Compared to 2015 adjusted total operating expenses. Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses (CHF 821 million), restructuring costs (CHF 355 million) and a goodwill impairment (CHF 3,797 million) taken in 4Q15, but including other costs to achieve savings.
2 Cost savings for select peers converted to CHF at spot rate of announcement quarter. Net cost savings 2016E for Credit Suisse.
3 Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
4 Pre significant litigation expenses.
5 Excludes Swisscard pre-tax income of CHF 25 million in 9M15.
6 Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
7 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results.
8 120 RM of 170 RM joined in 9M16.
9 Source: Euromoney Private Banking Awards 2016, March 2016.
10 Source: Asian Private Banker 2015.
11 Source: Dealogic as at 2016 YTD December 2, 2016.
12 Source: Dealogic for the YTD period ending September 30, 2016.
Abbreviations
Asia Pacific – APAC; Asset under Management – AuM; basis point – bp; Common equity tier 1 – CET1; Equity Capital Markets – ECM; Global Markets – GM; Initial Public Offering – IPO; International Wealth Management – IWM; Investment Banking & Capital Markets – IBCM; M&A – Mergers and Acquisitions; Net New Assets – NNA; Pre-tax income – PTI; Relationship Managers – RMs; Risk weighted assets – RWA; Strategic Resolution Unit – SRU; Swiss Universal Bank – SUB; Ultra-High-Net-Worth Individual – UHNWI; Year-to-date – YTD
Important information about the Swiss Universal Bank
The data presented in this media release relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group.
The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.
It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.
Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
* “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this media release may also be subject to rounding adjustments.
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to Wealth Management focused divisions throughout this Media Release, we mean APAC, IWM and SUB. References to the “Wealth Management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac).
Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “-“ indicates not meaningful or not applicable.
Selling restrictions
This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws.
Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Swiss Universal Bank - Reconciliation of adjusted results
							Swiss Universal Bank
in	3Q16	3Q15	2Q16	2Q15	1Q16	1Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	1,667	1,364	1,337	1,462	1,356	1,400	4,360	4,226
Real estate gains	(346)	0	0	(23)	0	0	(346)	(23)
Adjusted net revenues	1,321	1,364	1,337	1,439	1,356	1,400	4,014	4,203
Provision for credit losses	30	39	9	33	6	23	45	95
Total operating expenses	879	925	875	961	918	934	2,672	2,820
Restructuring expenses	(19)	–	(4)	–	(40)	–	(63)	–
Adjusted total operating expenses	860	925	871	961	878	934	2,609	2,820
Income before taxes	758	400	453	468	432	443	1,643	1,311
Total adjustments	(327)	0	4	(23)	40	0	(283)	(23)
Adjusted income before taxes	431	400	457	445	472	443	1,360	1,288
Adjusted return on regulatory capital (%)	14.0	13.4	15.0	14.2	15.7	14.2	14.9	14.1
International Wealth Management - Reconciliation of adjusted results
	Private Banking		Asset Management		International Wealth Management
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	2,453	2,416	946	963	3,399	3,379
Provision for credit losses	14	12	0	0	14	12
Total operating expenses	1,826	1,804	769	816	2,595	2,620
Restructuring expenses	(36)	–	(2)	–	(38)	–
Major litigation provisions	19	(40)	0	0	19	(40)
Adjusted total operating expenses	1,809	1,764	767	816	2,576	2,580
Income before taxes	613	600	177	147	790	747
Total adjustments	17	40	2	0	19	40
Adjusted income before taxes	630	640	179	147	809	787

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and
– policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase our market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, RWA threshold, and other targets and ambitions;
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: December 7, 2016
By:
/s/ Christian Schmid
Christian Schmid
Managing Director
By:
/s/ Stephan Flückiger
Stephan Flückiger
Director